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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. ___ )*

                     FIRST OF MICHIGAN CAPITAL CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $ .10 PAR VALUE
                         (Title of Class of Securities)

                                   320862-105
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [X] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13G

   CUSIP No. 320862-105                              Page  2    of  6   Pages

       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
1      ABOVE PERSON
            First of Michigan Capital Corporation
                Employee Stock Ownership Plan

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2
                              (a)[ ]

                              (b)[ ]

       SEC USE ONLY
3

        CITIZENSHIP OR PLACE OF ORGANIZATION
4        United States of America


    NUMBER OF                   5          SOLE VOTING POWER
    SHARES                                  165,907*

    BENEFICIALLY                6          SHARED VOTING POWER
    OWNED BY                                 -0-
    EACH
    REPORTING                   7          SOLE DISPOSITIVE POWER
    PERSON WITH                             165,907*

                                8          SHARED DISPOSITIVE POWER
                                             -0-
  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              165,907

  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.9%

  12      TYPE OF REPORTING PERSON
             EP

*See Item 4 of Schedule 13G.


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ITEM 1(a). NAME OF ISSUER:

  First of Michigan Capital Corporation, a Delaware Corporation ("Issuer").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

  100 Renaissance Center, 26th Floor, Detroit, Michigan 48243

ITEM 2(a).  NAME OF PERSON FILING:

  The First of Michigan Capital Corporation Employee Stock Ownership Plan (the "Plan")

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
            RESIDENCE:

  100 Renaissance Center, 26th Floor, Detroit, Michigan 48243

ITEM 2(c).  CITIZENSHIP:

  United States of America

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

  Common Stock, $.10 par value of the Issuer ("Common Stock")

ITEM 2(e).  CUSIP NUMBER:

  320862-105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

  (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

  (b)  [ ]  Bank as defined in section 3(a)(6) of the Act

  (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act

  (d) [ ] Investment Company registered under section 8 of the Investment Company Act

  (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

  (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

  (g)  [ ]  Parent Holding Company, in accordance with Section
  240.13d-1(b)(ii)(G) (Note:  See Item 7)

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  (h)  [ ]  Group, in accordance with Section  240.13d-1(b)(1)(ii)(H)


ITEM 4.  OWNERSHIP

(a) Amount beneficially owned. As of December 31, 1994, the Plan owned 165,907 shares of the Common Stock, all of which shares are held for the benefit of participants in the Plan.

(b) Percent of class. Said 165,907 shares of the Common Stock represented 5.9% of all shares of the Common Stock outstanding as of December 31, 1994.

(c) Number of shares as to which such person has. Sole power to vote or direct the vote and to dispose or direct the disposition of said 165,907 shares of the Common Stock is held by the Plan Administrator, which is a committee required by and established in the Plan documents, the members of which are appointed by the Board of Directors of the Issuer. The members of the Plan Administrator currently are Joseph M. Mengden, a director and Chairman of the Board of the Issuer, Steve Gasper, Jr., the President, Chief Executive Officer and director of the Issuer, Bruce M. Rockwell, a Senior Vice President of Issuer's subsidiary, First of Michigan Corporation ("FOM"), and Charles R. Roberts, a Senior Vice President of the Issuer and Director of Sales and Branches of FOM.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

  To the knowledge of the Plan Administrator and its members, no person, other than the Plan, the employee-participants who are its beneficiaries and First of America Bank, in its capacity as trustee of the Plan for the benefit of its beneficiaries, has the right to receive, and no person, other than the Plan, said beneficiaries, the Plan Administrator and the members thereof, has the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by the Plan. The members of the Plan Administrator are identified in Item 4(c) above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     N/A



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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     N/A

ITEM 10.  CERTIFICATION

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





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Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

  March 7, 1995            THE FIRST OF MICHIGAN CAPITAL CORPORATION
       Date                EMPLOYEE STOCK OWNERSHIP PLAN

                           BY:  THE PLAN ADMINISTRATOR
                           By Its Members:


                         /s/ Joseph M. Mengden
                            --------------------
                               Joseph M. Mengden

                         /s/ Steve Gasper, Jr.
                            --------------------
                               Steve Gasper, Jr.

                         /s/ Bruce M. Rockwell
                            --------------------
                               Bruce M. Rockwell

                         /s/ Charles R. Roberts
                            --------------------
                               Charles R. Roberts



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